

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

John M. Butler
President & CEO
INSU Acquisition Corp. II
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: INSU Acquisition Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 27, 2020**
> **File No. 333-240205**

Dear Mr. Butler:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed on August 27, 2020

Report of Independent Registered Public Accounting Firm, page F-2

1. Please revise to include a report of the independent registered public accounting firm indicating that their audit was conducted in accordance with the standards of the PCAOB, rather than only the auditing standards. Refer to the guidance in paragraph .09 of AS 3101.

   You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or James Lopez at (202) 551-3536 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Mark Rosenstein